April 21, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jeanne Baker
Mr. Al Pavot
Mr. Nicholas O’Leary
Mr. Conlon Danberg

Re:	Deswell Industries Inc. Form 20-F filed August 9, 2024 File No. 001-33900

Dear Ladies and Gentlemen:

On behalf of our client, Deswell Industries Inc., a company organized under the laws of the British Virgin Islands (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 13, 2025 (the “Comment Letter”), relating to the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2024 filed with the Commission on August 9, 2024 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For your convenience, each comment is reproduced in bold-face type below, followed by the Company’s response.

Annual Report on Form 20-F filed August 9, 2024

Introduction, page 3

1.	We note that your definition of “China” or “PRC” excludes Hong Kong and Macao. In your future filings, please clarify that the legal and operational risks associated with your operating in China also apply to your operations in Hong Kong and Macao.

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the disclosure in its future filings on Form 20-F (with strikethroughs and underlines showing the changes against the disclosure in the Annual Report) as follows:

DETROIT | TROY | ANN ARBOR | CHEBOYGAN | GRAND RAPIDS

April 21, 2025

Part I, Item 3. Key Information, page 4

“Our Holding Company Structure

Deswell was incorporated in the British Virgin Islands on December 2, 1993. Deswell is not an operating company but rather a holding company conducting its operations through Deswell’s subsidiaries, primarily in Macao and mainland China. This structure involves unique risks to investors and you may never directly hold equity interests in Deswell’s operating entities. You are specifically cautioned that there are significant legal and operational risks associated with being based in or having the majority of operations in China. The legal and operational risks associated with being based in and having operations in mainland China also apply to our operations in Macao and our holdings in Hong Kong. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a Variable Interest Entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We do not believe that our subsidiaries in Macao or mainland China are directly subject to these regulatory actions or statements, as we have not carried out any monopolistic behavior and our business does not involve the collection of personal information or implicate national security. However, since these statements and regulatory actions by the PRC government are newly published and detailed official guidance and related implementation rules have not been issued or taken effect, uncertainties exist as to how soon the regulatory bodies in China will finalize implementation measures, and the impacts the modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list the Company’s securities on an U.S. or other foreign exchange. For a detailed description of risks relating to doing business in China, see “ITEM 3. Key Information — Risk Factors — Risks Related to Doing Business in China…””

Part I

Item 3. Key Information, page 4

2.	In your future filings, please clearly disclose which subsidiaries or entities are conducting your business operations and which are holding companies. Additionally, please note which operating subsidiaries are conducting business operations in China, Hong Kong or Macao.

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the disclosure in its future filings on Form 20-F (with strikethroughs and underlines showing the changes against the disclosure in the Annual Report) as follows:

April 21, 2025

Part I, Item 3. Key Information, page 4

“Our Holding Company Structure

Insert after the first paragraph…

Deswell is a holding company and its principal administrative office is located in Macao. Our primary manufacturing operations are conducted in China through our subsidiaries, Jetcrown Industrial (Dongguan) Limited, and Dongguan Kwan Hong Electronics Co. Ltd., both of which are located in Dongguan, China. We conduct trading operations in Macao through our subsidiaries, Kwanasia Electronics (Macao Commercial Offshore) Ltd. and Jetcrown Industrial (Macao Commercial Offshore) Limited. Our operating subsidiaries are directly owned by intermediate holding companies located in the BVI and Samoa. Our intermediate holding companies in the BVI include Ideatop Holdings Ltd., Blue Collar Holdings Ltd., Joint Harvest Industries Ltd., Star Peace Ltd. and Rainbow Hill Ltd. Our intermediate holding company in Samoa is Integrated International Ltd.. We do not currently have operations in Hong Kong.

The following diagram illustrates the organizational structure of the Company and its active subsidiaries at March 31, 2024.

April 21, 2025

”

3.	In your future filings, please also provide early in the Key Information section the diagram of the company's corporate structure currently included under the Information About the Company section on page 31.

Response: In response to the Staff’s comment, the Company respectfully refers to its response to Comment 2 above.

4.	Please disclose the location of your auditor’s headquarters.

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the disclosure in its future filings on Form 20-F (with strikethroughs and underlines showing the changes against the disclosure in the Annual Report) as follows:

April 21, 2025

Part I, Item 3. Key Information, page 4

“The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCAA”) enacted in 2020, provides that if the auditor of a U.S. listed company’s financial statements is not subject to Public Company Accounting Oversight Board (the “PCAOB”) inspections for three consecutive “non-inspection” years, the Securities and Exchange Commission (the “SEC”) is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as NYSE and Nasdaq, or in U.S. over-the-counter markets. On December 29, 2022, U.S. Congress passed and the President of the United Stated signed into law the Consolidated Appropriations Act, 2023, which among other things, amends the HFCAA to shorten the timeframe from three consecutive “non-inspection” years to two consecutive “non-inspection” years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determinations that it is unable to completely inspect or investigate registered public accounting firms headquartered in Mainland China, and identified the registered public accounting firms in Mainland China that are subject to such determinations. Our auditor, BDO China Shu Lun Pan Certified Public Accountants LLP, a registered public accounting firm headquartered in Shanghai, China, was identified at that time. On August 29, 2022, we were conclusively listed by the SEC as a “Commission-Identified Issuer” under the HFCAA as having filed audit reports issued by a registered public accounting firm that could not be inspected or investigated completely by the PCAOB in connection with the filing of our annual report on Form 20-F for the fiscal year ended March 31, 2022. On December 15, 2022, the PCAOB issued a report vacating its December 16, 2021 determination and removing Mainland China and Hong Kong from the list of jurisdictions where it is unable to completely inspect or investigate registered public accounting firms, and a statement released from the Chairman of the PCAOB stated that the PCAOB has secured complete access to inspect and investigate such registered public accounting firms headquartered in Mainland China and Hong Kong.”

5.	We note your risk factor disclosure on page 22 that states “Deswell and our PRC subsidiaries (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or were denied such permissions by any PRC authority.” In your future filings, please disclose here in the Key Information section more prominently whether you relied on counsel in determining you are not required to obtain permissions from or complete filings with the CAC and CSRC, and if you did, name your PRC counsel. If you did not rely on counsel, please revise to discuss how you came to that conclusion and explain why you did not need to consult with counsel in that instance. Additionally, please describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally, please update your risk factor disclosure accordingly.

April 21, 2025

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the disclosure in its future filings on Form 20-F (with strikethroughs and strikethroughs and underlines showing the changes against the disclosure in the Annual Report) as follows:

Part I, Item 3. Key Information, page 5

“Permissions and Licenses Required from the PRC government for Our Operations and Overseas Securities Offerings

We are required to obtain certain licenses and permits from relevant governmental authorities in China in order to operate our business, including business certificates, plants safety certificates and pollutant discharge permits. As of the date of this annual report, our subsidiaries in China have obtained business licenses from the PRC government authorities necessary for our business operations in China. We have not relied upon the opinion of PRC counsel in reaching these conclusions and have instead conducted our own analysis of the PRC laws as applied to our operations. We have not been asked to obtain any licenses or approvals from the Cyberspace Administration of China (the “CAC”) or the China Securities Regulatory Commission (the “CSRC”). We may be required to obtain additional licenses, permits, registrations, or approvals for our business operations in the future. We cannot assure you that we or our subsidiaries will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we or our subsidiaries may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us or our subsidiaries may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. If we fail to obtain or renew any of these approvals, licenses, permits or certifications, it could materially and adversely affect our business and results of operations.

On December 28, 2021, the CAC and other PRC regulatory authorities implemented the Measures for Cybersecurity Review, which became effective on February 15, 2022. According to the Measures for Cybersecurity Review, operators of critical information infrastructure purchasing network products and services, and data processors carrying out data processing activities that affect or may affect China’s national security, are required to conduct a cybersecurity review. Operators, including operators of critical information infrastructure and data processors, who control more than 1 million users’ personal information must report to the Cyber Security Review Office for a cybersecurity review if it intends to be listed in a foreign country. Companies seeking to list their securities on foreign exchanges may be subject to increased scrutiny by the CAC under the Measures for Cybersecurity Review.

April 21, 2025

We do not believe that our PRC subsidiaries are engaged in the operation of critical information infrastructure and data processors, and we do not control personal information for more than 1 million users. Accordingly, we do not believe that the Measures for Cybersecurity Review apply to us or our PRC subsidiaries. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and we cannot assure you that we can fully or timely comply with such legal or regulatory requirements. If we become subject to cybersecurity inspection and/or review by the CAC or other PRC authorities or are required by them to take any specific actions, it could cause disruptions to our operations, result in negative publicity regarding our company, and divert our managerial and financial resources. We may also be subject to significant fines or other penalties, which could materially and adversely affect our business, financial condition and results of operations.

On February 17, 2023, the  CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”), which became effective on March 31, 2023.  According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, directly or indirectly, are required to comply with CSRC filing procedures.

Deswell is incorporated under the laws of the BVI, but our PRC subsidiaries are incorporated under the laws of China. The Overseas Listing Trial Measures, as currently written, will deem an offering by Deswell of its securities as an indirect offering by our PRC subsidiaries if: (1) 50% or more of our operating revenue, total profit, total assets or net assets, as documented in our audited consolidated financial statements for the most recent fiscal year, are accounted for by the PRC subsidiaries; and (2) our main business activities are conducted in China, or our main place of business is located in China, or the majority of senior management staff in charge of our business operations and management are PRC citizens or have their usual place of residence located in China.

April 21, 2025

The CSRC clarified at a press conference that existing domestic companies that have completed overseas offerings before March 31, 2023, such as us, shall not be required to perform filing procedures for the completed overseas securities issuance and listing. However, any of our subsequent securities offering in the same overseas market or subsequent securities offering and listing in other overseas markets may be subject to the filing requirement with the CSRC. We cannot predict whether the Overseas Listing Trial Measures will apply to any follow-on offerings that we may conduct in the future or that we will be able to obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner. If we fail to comply with the Overseas Listing Trial Measures, the CSRC may subject us to significant fines or other penalties, which could materially and adversely affect our business, financial condition and results of operations. See “ITEM 3. Key Information—Risk Factors—Risks Related to Doing Business in China— Permissions required from the PRC authorities for our operations could change requiring us to obtain additional licenses or abide by new regulations.””

Part I, Item 3. Key Information, Risk Factors, page 21

“Permissions required from the PRC authorities for our operations could change requiring us to obtain additional licenses or abide by new regulations.

We conduct our business primarily through our PRC subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries have obtained the required licenses and permits from the PRC government authorities that are material for the business operations in China, including business certificates, plants safety certificates and pollutant discharge permits. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our operations in China in the future. We may be adversely affected by the complexity, uncertainties and changes in PRC regulations.

On the other hand, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, Deswell and our PRC subsidiaries (i) are not required to obtain permissions from ~~the China Securities Regulatory Commission, or~~ the CSRC, (ii) are not required to go through cybersecurity review by the ~~Cyberspace Administration of China, or the~~ CAC, and (iii) have not been asked to obtain or were denied such permissions by any PRC authority.

April 21, 2025

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers with the passage of the Overseas Listing Trial Measures. The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. If we (i) do not receive or maintain such permissions or approvals or timely make such filings, (ii) inadvertently conclude that such permissions, approvals or filings are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals or make such filings in the future, then we may be subject to monetary fines and increased regulatory scrutiny, any follow-on offerings we conduct may be unexpectedly delayed and we may be able to continue to offer our securities to investors, all of which could have a materially adverse effect on our operations and the value of our securities.”

Cash Flows through Our Organization, page 5

6.	We note your disclosure of the dividends Deswell paid to its investors. In your future filings, please discuss the tax consequences of those dividends paid to investors. Additionally, please quantify any dividends or distributions that a subsidiary, not just the PRC subsidiaries, has made to the holding company and which entity made such transfer, and their tax consequences.

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the disclosure in its future filings on Form 20-F (with strikethroughs and underlines showing the changes against the disclosure in the Annual Report) as follows:

Part I, Item 3. Key Information, Cash Flows through Our Organization, page 5

“For the three years ended March 31, 2022, March 31, 2023 and March 31, 2024, Deswell paid dividends of $3.19 million, $3.19 million and $3.19 million respectively to its investors. Deswell expects to pay cash dividends on a semi-annual basis based on the Company’s six-month results. Whether future dividends will be declared will depend upon the Company’s future growth and earnings, of which there can be no assurance. See ITEM 8. “Dividend Policy” for more details. See ITEM 10. “Additional Information—Taxation” for information regarding the tax consequences of the dividends that Deswell pays to its investors.

April 21, 2025

The dividends paid by Deswell were funded entirely by our subsidiary, Kwanasia Electronics (Macao Commercial Offshore) Ltd (“KEMCO”). KEMCO declared dividends to its immediate holding company, Joint Harvest Industries Ltd. (“Joint Harvest”), in the amounts of $3.19 million, $3.19 million, and $3.19 million for the three years ended March 31, 2022, March 31, 2023 and March 31, 2024, respectively. KEMCO is subject to Macao Profits Tax (currently at 12%) on its taxable income. The dividends distributed were paid out of after-tax profits, and no additional withholding tax applies under Macao law for dividends paid to non-resident entities (such as Joint Harvest).

Joint Harvest then declared dividends to its immediate holding company, Integrated International Ltd (“Integrated”), in the amounts of $3.19 million, $3.19 million, and $3.19 million for the three years ended March 31, 2022, March 31, 2023 and March 31, 2024, respectively. Joint Harvest, as a holding company incorporated in the BVI, does not incur corporate income tax or withholding tax on dividend distributions.

Integrated then declared dividends to its holding company, Deswell, in the amounts of $3.19 million, $3.19 million, and $3.19 million for the three years ended March 31, 2022, March 31, 2023 and March 31, 2024, respectively. Integrated is an International Company incorporated in Samoa. Under the current Samoa Law, Integrated is not subject to corporate income tax and withholding taxes on dividend distribution as it has no business operations in Samoa.

For operational efficiency, the physical transfer of funds was executed directly from KEMCO to Deswell, bypassing the intermediate holding companies, Joint Harvest and Integrated. However, the documentation and accounting records properly reflected the dividend declarations and approvals at each entity level, maintaining compliance with corporate governance requirements.”

Risk Related to Doing Business in China, page 18

7.	Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, in your future filings please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

April 21, 2025

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the disclosure in its future filings on Form 20-F (with strikethroughs and underlines showing the changes against the disclosure in the Annual Report) as follows:

Part I, Item 3. Key Information, Risk Factors, page 18

“Risks Related to Doing Business in China

“The Chinese government may intervene in or influence our operations at any time and could change its policies toward or even nationalize private enterprise, which could result in the total loss of our investment in that country and materially and adversely affect the value of our securities.

Our manufacturing facilities are located in China. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The Chinese government may intervene or influence the operations of our PRC subsidiaries at any time with little or no advance notice to us. As a result, our operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the Chinese government resulting in changes in laws, regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion or imports and sources of supply could materially and adversely affect us. The nationalization or other expropriation of private enterprises by the Chinese government, including our PRC subsidiaries, could result in the total loss of our investment in that country, which could occur quickly and without advance notice to us and would materially and adversely affect our manufacturing capabilities and cause the value of our securities to significantly decline or be worthless.

All of our directors and officers have ties to Hong Kong. The Chinese government may intervene in or influence their conduct or may exert more control over them, which could result in a material adverse change in our operations.

April 21, 2025

Because all of our directors and officers have ties to Hong Kong, the Chinese government may intervene in or influence or may exert control over them and their conduct as it relates to our business. The Chinese government may interfere with our operations at any time through our directors and officers who have ties to Hong Kong, which could result in a material change in our results of operation. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be adopted quickly with little advance notice and could have a significant impact upon our ability to operate and on the value of our securities.”

8.	In your future filings in your summary of risk factors, please disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the disclosure in its future filings on Form 20-F (with strikethroughs and underlines showing the changes against the disclosure in the Annual Report) as follows:

Part I, Item 3. Key Information, Summary of Risk Factors, page 6

“…

•	The Chinese government could intervene in or influence our operations at any time and could change its policies toward or even nationalize private enterprise, which could result in the total loss of our investment in that country.
•	The Chinese government could intervene in or influence the conduct of our directors or officers with ties to Hong Kong at any time, which could materially impact our results of operations.

April 21, 2025

•	Recent developments in Chinese law related to overseas securities offerings by China-based issuers may hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or be worthless.
•	Adverse changes in political and economic policies of the PRC government could effect the overall economic growth of China, which could reduce the demand for our services and affect our competitive position.
•	There may be a lack of remedies and impartiality under the Chinese legal system that prevents us from enforcing the agreements under which we operate our factories.
•	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in the PRC against the Company, or our officers and our directors based on foreign laws.
•	Our financial results, competitiveness and market position could be impaired if our business licenses in China are not renewed.
•	The performance and reliability of the internet infrastructure and fixed telecommunication in China may affect our business operations.
•	Due to restrictions under PRC law on distributions of dividends by our subsidiaries in the PRC, we may be forced to reduce the amount of, or not be able to pay, dividends to our shareholders.
•	PRC regulations may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which would leave our PRC subsidiaries without the necessary liquidity to continue operations.

…”

General

9.	Please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints.

April 21, 2025

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the disclosure in its future filings on Form 20-F (with strikethroughs and underlines showing the changes against the disclosure in the Annual Report) as follows:

Part I, Item 3. Key Information, page 5

“Enforceability of Civil Liabilities

There is currently no arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the United States. Judgements of United States courts, or any other foreign jurisdiction without a treaty of reciprocity, will not be directly enforced in Hong Kong. However, under common law, a foreign judgment (including one from United States courts) may generally be treated by the courts of Hong Kong as a cause of action in itself and sued upon as a debt between the parties. In a common law action for enforcement of a foreign judgment, the judgment creditor has to prove that (i) the judgment is in personam; (ii) the judgment is in the nature of a monetary award; (iii) the judgment is final and conclusive on the merits and has not been stayed or satisfied in full; and (iv) the judgement is from a court of competent jurisdiction. The defenses available to the defendant in a common law action for enforcement of a foreign judgment include breach of natural justice, fraud and enforcement would be contrary to the public policy of Hong Kong. Enforcing a judgment from United States Courts in Hong Kong will require a separate cause of action in Hong Kong, which will cause both parties to incur additional expenses and lead to additional delays in any recovery on the part of a plaintiff. As a result, there is uncertainty as to the enforceability in Hong Kong of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

Likewise, there is currently no arrangement providing for the reciprocal enforcement of judgements between China and the United States. There is uncertainty as to whether Chinese courts would enforce judgements of United States Courts against us or our officers and directors located in China.

According to the PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or any other foreign jurisdiction without a treaty of reciprocity. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in China if they can establish sufficient connection to China for a PRC court to have jurisdiction, and meet other procedural requirements. However, it may be difficult for foreign shareholders to establish a sufficient connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law

April 21, 2025

The funds of Deswell, the Intermediate Holding Companies and Macao subsidiaries are deposited in banks located in Hong Kong and Macao. The funds of the PRC subsidiaries are deposited in banks located in China. Additionally, all of our officers and directors are located in, or are citizens of, Hong Kong. As a result, it may be difficult for investors to effect service of process within the United States upon or our officers and directors located in Hong Kong, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It will also be costlier and time-consuming for investors to effect service of process outside the United States.”

Exhibit 12 – Certification, page 1

10.	The certifications provided as Exhibit 12.1 and Exhibit 12.2 for your Form 20-F for fiscal year ended March 31, 2024 do not include paragraph 4(b) referring to your internal control over financial reporting. Please include the appropriate certification language in future filings.

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the disclosure in its future filings on Form 20-F (with strikethroughs and underlines showing the changes against the disclosure in the Annual Report) by making the following changes to Exhibit 12.1 and Exhibit 12.2:

“(b) ~~[Reserved]~~ Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;”

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provide in this letter, please contact me at cleahy@bodmanlaw.com, 734-930-0120.

Very truly yours,

/s/ Carrie Leahy

Carrie Leahy